UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 6)
Under the Securities Exchange Act of 1934*
LORAL SPACE & COMMUNICATIONS INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
543881106

(CUSIP Number)
Matthew Okolita
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
September 9, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543881106	Page	2	of	8

1	NAME OF REPORTING PERSON Highland Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,428,996

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,428,996

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,428,996

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.90%

14	TYPE OF REPORTING PERSON

	PN, IA

CUSIP No.	543881106	Page	3	of	8

1	NAME OF REPORTING PERSON Strand Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,428,996

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,428,996

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,428,996

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.90%

14	TYPE OF REPORTING PERSON

	CO, HC

CUSIP No.	543881106	Page	4	of	8

1	NAME OF REPORTING PERSON James Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,428,996

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,428,996

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,428,996

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.90%

14	TYPE OF REPORTING PERSON

	IN, HC

CUSIP No. 543881106	Page 5 of 8
          This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “ Commission ”) on October 24, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 25, 2006, Amendment No. 2 to Schedule 13D filed with the Commission on November 17, 2006, Amendment No. 3 to Schedule 13D filed with the Commission on March 15, 2007, Amendment No. 4 to Schedule 13D filed with the Commission on March 28, 2007, and Amendment NO. 5 to Schedule 13D filed with the Commission on January 29, 2008 (as amended, the “ Schedule 13D ”). Capitalized terms used herein which are not defined herein have the meaning given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer
          The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Loral Space & Communications Ltd., a New York corporation (the “Company” or “Issuer”). The address of the principal executive office of the Issuer is 600 Third Ave, New York, New York 10016.
Item 2. Identity and Background
(a) – (c) This Statement is being filed by Highland Capital Management, L.P. (“Highland”), a limited partnership duly organized and validly existing under the laws of the State of Delaware; Strand Advisors, Inc. (“Strand”), a Delaware Corporation; and James D. Dondero, an Individual. The foregoing persons are collectively referred to herein as the “Reporting Persons”. The address of each Reporting Person is: 13455 Noel Rd., Suite 800, Dallas, Texas, 75240. The Principal business of Highland is acting as investment advisor.
(d) During the last five years, none of the reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).
(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Reporting Persons who is an individual is a citizen of the United States of America.
Item 3. Source of Amount of Funds or Other Consideration
          The Reporting Persons have acquired an aggregate of 1,428,996 shares of Common Stock, par value $0.01 per share (the “ Shares ”), which are reported herein, for an aggregate purchase price of approximately $76,508,445.84 with a combination of funds from accounts managed by Highland Capital.
Item 4. Purpose of Transaction
          The Reporting Persons acquired shares of Common Stock, par value of $0.01 per share reported herein as being beneficially owned by them for investment purposes in their ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may depending on the market and other conditions:
(a) purchase additional Shares, warrants, options or related derivates in the open market, in privately negotiated transactions or otherwise; and
(b) sell all or a portion of the Shares, warrants, options or related derivates now beneficially owned or hereafter acquired by them.
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate number and percentage of the shares of Common Stock, par value $0.01 beneficially owned by each Reporting Person:
           See the disclosure provided in response to Items 11 and 13 on the attached cover page(s).
     (b) Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page(s).

CUSIP No. 543881106	Page 6 of 8
(iv)	shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page(s).
     (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

		Number of
Transaction		Shares	Price Per	Description of
Date	Reporting Person	Acquired	Share ($)	Transaction
8/12/2010	Highland Select Equity Master Fund, L.P.	3966	49.8796	Open Market
(d) Other persons, including Highland Crusader Offshore Partners, L.P., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not Applicable.
Item 7. Material to be Filed as Exhibits.
     Please see Exhibit 99.1, Joint Filing Agreement.

CUSIP No. 543881106	Page 7 of 8
EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the common stock of the issuer filed September 9,2010 by the reporting persons with the Commission)

CUSIP No. 543881106	Page 8 of 8
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 09, 2010

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

Strand Advisors, Inc.

By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President

James Dondero

/s/ James D. Dondero